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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

SEC MAIL RECEIVED MAR - 1 2004

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| **8-28820** |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lakeshore Securities, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM ID NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 S. LaSalle Street, Suite 1000
(No. and Street)

| Chicago | IL | 60605 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Gannon — 312.663.1307
**(Area Code - Telephone No.)**

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
**(Name – if individual, state last, first, middle name)**

| One South Wacker Drive | Chicago | IL | 60606-3392 |
|---|---|---|---|
| **(Address)** | **(City)** | **(State)** | **(Zip Code)** |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

AB 3/29

SEC 1410 (06-02)

**Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.**

## OATH OR AFFIRMATION

I, Mark Gannon, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Lakeshore Securities, L.P., as of December 31, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

27th day of February 2004

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

Mark E Gannon
Signature

Financial and Operations Principal
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

# Lakeshore Securities, L.P.

## Statement of Financial Condition

## December 31, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AMG CHECKERS SM

**Altschuler, Melvoin and Glasser LLP**
Certified Public Accountants and Consultants

# Lakeshore Securities, L.P.
**Table of Contents**
**December 31, 2003**

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

**Independent Auditors' Report**

Partners of
Lakeshore Securities, L.P.

We have audited the accompanying statement of financial condition of Lakeshore Securities, L.P. as of December 31, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Lakeshore Securities, L.P. as of December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 23, 2004

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

# Lakeshore Securities, L.P.
## Statement of Financial Condition
## December 31, 2003

## Assets

| | |
|---|---|
| Cash and cash equivalents | $ 974,273 |
| Securities owned | 225,790 |
| Receivable from broker-dealers | 1,806,453 |
| Exchange memberships, at cost (market value $1,080,000) | 825,000 |
| Other assets | 66,856 |
| **Total assets** | $ 3,898,372 |

## Liabilities and Partners' Capital

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 494,103 |
| Partners' capital | |
| General partners | 2,961,714 |
| Limited partners | 442,555 |
| Total partners' capital | 3,404,269 |
| **Total liabilities and partners' capital** | $ 3,898,372 |

See accompanying notes.

## Note 1 Nature of Operations and Significant Accounting Policies

**Nature of Operations**—Lakeshore Securities, L.P. (a limited partnership) (the "Partnership") is a registered broker-dealer and a member of the Chicago Board Options Exchange, Inc. and Options Clearing Corporation. The Partnership provides brokerage and clearing services to customers, primarily broker-dealers, on a national basis.

**Use of Estimates**—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**Securities Owned**—Securities owned are valued at fair market value.

**Cash and Cash Equivalents**—Cash equivalents are highly liquid investments with a maturity of 90 days or less at date of acquisition.

**Income Recognition**—Securities transactions and the related brokerage revenue and expense are recorded on trade date.

**Income Taxes**—The financial statements do not reflect any income taxes since the taxable income of the Partnership is includable in the income tax returns of the partners.

## Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments and, except for exchange memberships, are either already reflected at fair values or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

## Note 3 Securities Owned

Securities owned at December 31, 2003 consist of:

| | |
|---|---|
| U.S. Treasury bill | $ 199,322 |
| Equity securities | 24,568 |
| Equity options | 1,900 |
| | $ 225,790 |

## Note 4 Receivable from Broker-Dealers

Receivable from broker-dealers at December 31, 2003 consist of:

| | |
|---|---|
| Brokerage receivable | $ 1,716,905 |
| Cash on deposit at clearing broker | 89,548 |
| | $ 1,806,453 |

## Note 5 Commitments and Contingencies

Under a lease for office space expiring June 30, 2005, minimum annual rentals, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

| | |
|---|---|
| 2004 | $ 52,012 |
| 2005 | 26,390 |
| | $ 78,402 |

On January 2, 2003, the Partnership entered into an agreement with another broker-dealer that provides, among other things, for marketing, technology solutions and execution services. Monthly payments of $150,000 are required through 2007. Under certain circumstances, subject to certain conditions, the Partnership may terminate the agreement.

In connection with this agreement, the Partnership received a 10 percent equity interest in the broker-dealer and shares in the revenue of this broker-dealer's operating unit. This investment is being carried at no cost.

The partnership agreement provides, among other things, that the Partnership would, under certain circumstances and subject to minimum capital requirements, be required to purchase a partner's interest at a price, as defined.

In the normal course of business, the Partnership is subject to various exchange and regulatory matters. Although the effects of these matters cannot be determined, management believes that their ultimate outcome will not have a material effect on the financial position of the Partnership.

## Note 6 Related Parties

Seat lease expense is paid to partners and an employee.

An entity that certain partners of the Partnership have invested in provides order entry and execution services.

## Note 7 Employee Benefit Plan

The Partnership participates in a 401(k) employee benefit plan covering substantially all of its employees and employees of related entities. Contributions to the plan are at the discretion of the Partnership.

## Note 8 Line of Credit

The Partnership, through its general partners, has available a line of credit of $1,000,000 from a commercial lending institution that expires September 30, 2004. There were no loans against this line of credit at December 31, 2003. Any borrowings would be collateralized by certain assets of the partners and the Partnership and would bear interest at the bank's prime rate. The agreement, among other things, also contains covenants relating to line of business, use of proceeds and borrowings from other institutions.

## Note 9 Financial Instruments with Off-Balance-Sheet Risk

The Partnership, in connection with its proprietary trading activities, enters into transactions involving derivative financial instruments, primarily options on equity securities. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

**Market Risk**—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to market risk. The Partnership attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

**Credit Risk**—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange traded financial instruments, such as options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

**Concentrations of Credit Risk**—The receivable from broker-dealers and cash on deposit with clearing broker represent a concentration of credit risk resulting from the Partnership's brokerage activity. In addition, cash and cash equivalents include bank deposits of approximately $802,000 in excess of federally insured amounts. The Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker, broker-dealers and banks with which it conducts business and does not anticipate nonperformance by these counterparties.

## Note 10 Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership is required to maintain "net capital" of 2 percent of combined "aggregate debits" or $750,000, whichever is greater, as these terms are defined. Also, the Partnership, as a clearing member of Options Clearing Corporation, is required to maintain net capital of $750,000 (Rule 302(a)).

Net capital and net capital requirements change from day to day, but at December 31, 2003, under the most restrictive of these agreements, the Partnership had net capital and net capital requirements of approximately $1,774,000 and $750,000, respectively. The net capital rule may effectively restrict partner withdrawals.